FORM 8 - A

                                AMENDMENT NO. 1


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------


         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO
               SECTION 12(b) or (g) of the SECURITIES ACT OF 1934


                           First National Corporation
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             (Exact name of registrant as specified in its charter)

        South Carolina                               57-0799315
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


950 John C. Calhoun Drive
Orangeburg, South Carolina                              29115
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(Address of principal executive offices)               (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


                 Title of each class             Name of each exchange on which
                 to be so registered             each class is to be registered
                 -------------------             ------------------------------



                 Common Stock,                   American Stock Exchange

                 $5.00 Par Value


         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:


                                     None
--------------------------------------------------------------------------------
                               (Title of Class)

Item 1.           Description of Registrant's Securities to be Registered

         Authorized Capital. Registrant is authorized to issue 5,000,000 shares of common stock, $5.00 par value per share, of which shares 2,550,024 were issued and outstanding as of December 31, 1996. A total of 60,000 additional shares were reserved as of such date for potential issuance in connection with certain employee stock option plans. Pursuant to the provisions of the South Carolina Business Corporation Act of 1988 (the "Business Corporation Act"), any outstanding shares of capital stock of Registrant reacquired by it would be considered authorized but unissued shares.

         Voting and Other Rights. The holders of Registrant Common Stock are entitled to one vote per share on each matter voted on at a shareholders' meeting. A majority of the shares entitled to vote, represented at a meeting in person or by proxy, constitutes a quorum, and, in general, most routine matters will be approved if the votes cast in favor of the matter exceed the votes against the matter. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Each shareholder entitled to vote in such an election shall be entitled to vote each share of Registrant Common Stock owned by such shareholder for as many persons as there are directors to be elected. Pursuant to the Articles of Incorporation of Registrant, shareholders do not have cumulative voting rights.

         In general, (i) amendments to Registrant's Articles of Incorporation must be approved by two-thirds of the votes entitled to be cast, regardless of voting group, and in addition by two-thirds of the votes entitled to be cast within each voting group entitled to vote separately thereon; and (ii) the dissolution of Registrant must be approved by two-thirds of the votes entitled to be cast thereon.

         The Articles of Incorporation of Registrant provide that a merger, exchange or consolidation of Registrant with, or the sale, exchange or lease of all or substantially all of the assets of Registrant to, any person or entity (referred to herein as a "Fundamental Change"), must be approved by the holders of at least 80% of the outstanding voting stock of Registrant if the Board of Directors does not recommend a vote in favor of the Fundamental Change. The Articles of Incorporation further provide that a Fundamental Change involving a shareholder that owns or controls 20% or more of the voting stock of Registrant at the time of the proposed transaction (a "Controlling Party") must be approved by the holders of at least (i) 80% of the outstanding voting stock of Registrant, and (ii) 67% of the outstanding voting stock of Registrant held by shareholders other than the Controlling Party, unless (x) the transaction has been recommended to the shareholders by a majority of the entire Board of Directors or (y) the consideration per share to be received by the shareholders of Registrant generally is not less than the highest price per share paid by the Controlling Party in the acquisition of its holdings of the Registrant Common Stock during the preceding three years. The approval by the holders of at least 80% of the outstanding voting stock of Registrant is required to amend or repeal these provisions contained in Registrant's Articles of Incorporation. Finally, in the event that any such Fundamental Change is not recommended by the Board of Directors, the holders of at least 80% of the outstanding voting stock of Registrant must attend a meeting called to address such transaction, in person or by proxy, in order for a quorum for the conduct of business to exist. If the 80% and 67% vote requirements described above do not apply because the Board of Directors recommends the transaction or the consideration is deemed fair, as applicable, then pursuant to the provisions of the Business Corporation Act, the Fundamental Change generally must be approved by two-thirds of the votes entitled to be cast with respect thereto.

         The Articles of Incorporation of Registrant provide that the shareholders of Registrant may act to amend or repeal any of Registrant's Bylaws upon the approval of the holders of at least 80% of the outstanding voting stock of Registrant. The Bylaws generally may also be amended or repealed upon the vote of a majority of the Board of Directors; provided, however, that pursuant to the Business Corporation Act, the shareholders in adopting, amending or repealing a Bylaw may provide expressly that the Board of Directors may not adopt, amend or repeal that Bylaw or any Bylaw on that subject.

         The shareholders of Registrant shall have dissenters' rights to an appraisal with respect to their shares of Registrant Common Stock as provided by the Business Corporation Act in connection with certain types of merger or share exchange transactions. Dissenters' rights generally are also available with respect to certain sales of all or substantially all of the property of Registrant and certain amendments to Registrant's Articles of Incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares.

         Directors and Classes of Directors. Under Registrant's Articles of Incorporation and Bylaws and pursuant to the Business Corporation Act, the number of directors shall consist of a minimum of six and a maximum of 20 persons. This number may be determined from time to time by the shareholders or the Board of Directors. Accordingly, either the directors or the shareholders of Registrant have the authority to increase or decrease the number of directors, which is currently fixed at 20, within this maximum. Only the shareholders of Registrant, however, have the right to change the range for the size of the Board, by amendment to Registrant's Articles of Incorporation.

         The Board of Directors of Registrant is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase shall be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because of the classification of directors, unless the shareholders act under the Business Corporation Act to remove directors from office, two annual meetings generally would be required to elect a majority of the Board of Directors and three, rather than one, would be required to replace the entire board. The provisions of the Articles of Incorporation providing for the classified Board of Directors can be amended or repealed only upon the affirmative vote of the holders of at least 80% of the outstanding voting stock of Registrant.

         The Articles of Incorporation provide that a director may be removed with or without cause by the affirmative vote of at least 80% of the outstanding voting stock.

         Consideration of Non-Shareholder Interests. The Articles of Incorporation of Registrant provide that, when evaluating any proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of the assets of Registrant, the Board of Directors shall consider the interests of the employees of Registrant and the community or communities in which Registrant and its subsidiaries, if any, do business in addition to the interest of Registrant's shareholders.

         Anti-Takeover Aspects of Certain Provisions. The provisions of Registrant's Articles of Incorporation regarding the staggered Board of
Directors and Fundamental Change vote requirements as well as the other high vote requirements, and provisions regarding consideration of non-shareholder interests with respect to certain types of transactions may have certain anti-takeover effects with respect to Registrant, and may be deemed to present an impediment to a change in control of Registrant even if such a change were favored by a majority of the shareholders. Such provisions could make Registrant a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, the assumption of control through the acquisition of a large block of Registrant Common Stock or the removal of incumbent management. Such provisions may inhibit or impede fluctuations in the market price of the Registrant Common Stock, which might otherwise result from actual or potential takeover attempts.

         Liquidation Rights. In the event of liquidation, the holders of Registrant Common Stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them.

         Preemptive and Other Rights. The Registrant Common Stock does not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of Registrant Common Stock are validly issued, fully paid and nonassessable.

         Distributions. Registrant may issue share dividends in Registrant Common Stock to the holders of shares of Registrant Common Stock. In addition, the holders of shares of Registrant Common Stock will be entitled to receive such other distributions as the Board of Directors of Registrant may declare, subject to any restrictions contained in Registrant's Articles of Incorporation (of which there currently are none), unless after giving effect to such distribution, (i) Registrant would not be able to pay its debts as they become due in the usual course of business or (ii) Registrant's total assets would be less than the sum of Registrant's total liabilities plus the amount that would be needed, if Registrant were to be dissolved at the time of the distribution, to satisfy claims of shareholders who have preferential rights superior to the rights of holders of Registrant Common Stock.

         Although Registrant is not subject to the restrictions on dividends applicable to national banks, the ability of Registrant to make distributions to holders of Registrant Common Stock is dependent to a large extent upon the ability of its subsidiary banks, First National Bank and the National Bank of York County, to pay dividends. The ability of the Banks, as well as of Registrant, to pay dividends in the future may also be affected by the various minimum capital requirements.

         Indemnification of Officers and Directors. Registrant's Bylaws provide that Registrant shall advance expenses to and indemnify its current or former directors, officers, agents or employees to the full extent and in the manner permitted or required by the Business Corporation Act. Sections 33-8-500 through 33-8-580 of the Business Corporation Act contain provisions prescribing the extent to which directors and officers shall or may be indemnified. Section 33-8-510 permits a corporation, with certain exceptions, to indemnify a current or former director against liability if (i) he conducted himself in good faith,
(ii) he reasonably believed (x) that his conduct in his official capacity with the corporation was in its best interest and (y) his conduct in other capacities was at least not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a current or former director in connection with a proceeding by or in the right of the corporation in which he was adjudged liable to the corporation or in connection with a proceeding charging improper personal benefit to him. The above standard of conduct is determined by the Board of Directors or a committee thereof or special legal counsel or the shareholders as prescribed in Section 33-8-550.

         Sections 33-8-520 and 33-8-560 require a corporation to indemnify a director or officer in the defense of any proceeding to which such person was a party because of his or her capacity as officer or director against reasonable expenses when such person is wholly successful in his or her defense, unless the Articles of Incorporation provide otherwise. Upon application, the court may order indemnification of the director or officer if such person is adjudged fairly and reasonably so entitled under Section 33-8-540. Section 33-8-560 allows a corporation to indemnify and advance expenses to an officer, employee or agent who is not a director to the same extent as a director or as otherwise set forth in the corporation's Articles of Incorporation or Bylaws or by resolution of the Board of Directors or by contract.

         Limitation of Director Liability. The Articles of Incorporation of Registrant provide that no director of Registrant shall be personally liable to Registrant or its shareholders for monetary damages for breach of such director's fiduciary duty as a director except for (i) any breach of the director's duty of loyalty to Registrant or its shareholders; (ii) acts or omissions not in good faith or that involve gross negligence, intentional misconduct or a knowing violation of law; (iii) certain unlawful distributions; and (iv) any transaction from which such director derived an improper personal benefit.

Statutory Matters.

         Business Combination Statute. The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Registrant's articles of incorporation do not contain such a provision. An amendment of the articles of incorporation to that effect will, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

         Control Share Acquisitions. South Carolina law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 331/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

         The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. Registrant is not authorized by its articles or bylaws to redeem control shares pursuant to such legislation.

Item 2.  Exhibits

                  The following exhibits required by Instruction II to Item 2 will be supplied to the American Stock Exchange.

                    1. Registrant's Annual Report on Form 10-K, as amended, for the year ended December 31, 1995.
                    2. Registrant's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.
                    3. Registrant's definitive Proxy Statement, dated April 2, 1996.
                    4.   Registrant's  Articles of Incorporation  and Bylaws.
                    5.   Specimen of Registrant's Common Stock certificate.
                    6.   Registrant's 1995 Annual Report to Shareholders.

                                   SIGNATURE

     Pursuant to the  requirements of Section 12 of the Securities  Exchange Act of 1934, the  Registrant  has duly caused this  Amendment No. 1 to  registration statement  to be  signed  on its  behalf  by  the  undersigned,  thereunto  duly authorized.




                                        First National Corporation


                                        By:     /s/W. Louis Griffith
                                            -------------------------------
                                                W. Louis Griffith
                                                Senior Vice President and
                                                Chief Financial Officer

Date:
       January 21, 1997
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